MORNINGSTAR | DBRS

Name

Guy Calo

Employment History

DBRS, Inc. (New York, NY)
- Designated Compliance Officer of DBRS, September 2015 to Present
- Senior Vice President, Regional Compliance Officer for US, January 2019 - Present
- Vice President, Regional Compliance Officer for US, December 2013 – August 2015

Knight Capital Americas, LLC (Jersey City, NJ)
- Regulatory Counsel/Vice President - Regulatory Inquiries, May 2011 – November 2013

Financial Industry Regulatory Authority (FINRA)(New York, NY)
- Principal Examiner, September 2008 – May 2011
- Associate Principal Examiner, August 2007 – August 2008

Cerussi & Spring, PC (White Plains, NY)
- Senior Litigation Attorney, June 2004 - August 2007

Stephen Jeffries & Associates (New York, NY)
- Associate Attorney, December 2001 – December 2002

Labbate Balkan Colavita & Contini, LP (Garden City, NY)
- Associate Litigation Attorney, September 2000 – November 2001

Post-Secondary Education

Fordham University School of Business, M.B.A, May 2004
Villanova University School of Law, J.D., June 2000
Long Island University, B.A., May 1997

Whether employed by DBRS full-time or part-time

Full-time